UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

StreetWell, LLC

Form of Issuer

Limited liability company

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

September 30, 2019

Physical address of issuer

644 Frederick Street
Hagerstown, MD 21740

Website of issuer

www.streetwell.info

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds that are actually distributed to the issuer plus third party escrow fees

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Debt

Price (or method for determining price)

Face value

Minimum target offering amount

$100,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

March 3, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Zero

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$0	$0
Cash and Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0

Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

STREETWELL, LLC

By: /s/ David Lidz
_____

    Name: David Lidz

    Title: Manager and Sole Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Lidz
_____

Name: David Lidz

Title: Manager and Sole Member

Date: October 18, 2019

Form C

Offering Statement
of
StreetWell, LLC
("StreetWell," the "issuer," the "company," "we," "our," "us")
Promissory Notes
Under
Regulation Crowdfunding

Forward-Looking Statement Disclosure

This Form C (including any Exhibits referred to in this offering statement) and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C (including any Exhibits referred to in this offering statement) and on the intermediary's website are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C (including the Exhibits referred to in this offering statement) and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including any Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including any Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering under Regulation Crowdfunding (the "Regulation Crowdfunding Offering"), and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the offering under Regulation Crowdfunding described herein (this "Regulation Crowdfunding Offering") and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website

StreetWell, LLC	Limited liability company	Delaware	September 30, 2019	644 Frederick Street Hagerstown, MD 21740	www.streetwell.info

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
David Lidz (the "Manager")	Founder, CEO, Manager, and Sole Member	2019-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
David Lidz	StreetWell	See Item (d) below.	Founder, CEO, Manager, and Sole Member providing overall direction and management of the company	2019-present
	Ladders to Leaders	Nonprofit providing sober housing; case management; and peer recovery support	Executive Director providing overall direction	2015-present

			and management of the organization	
	Appalachian Field Services	Construction company	Owner and CEO providing overall direction and management of the company	2010-present
	Taylor Properties	Real estate brokerage	Agent for buyers, sellers, landlords, tenants in real estate transaction	2006-present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
David Lidz	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

For a description of StreetWell's business and business plan, please see **Exhibits A and B**, filed with the U.S. Securities and Exchange Commission (the "SEC") with this offering statement.

(e) The current number of employees of the issuer.

Zero.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this Regulation Crowdfunding Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of this Regulation Crowdfunding Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions; increased operating costs; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include, but are not limited to the following.

Real estate development can be unpredictable. Real estate development is inherently risky. Some of the risks include changing laws, including environmental laws; floods, fires, and other disasters, some of which may not be insurable; and changes in national or local economic conditions. There are also risks that unforeseen circumstances could cause construction projects to incur cost overruns or take longer than anticipated to complete.

There are environmental risks associated with real estate. Under federal and state laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

There are building and zoning requirements. Like all real estate projects, this projects contemplated by the company are subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs.

Our failure to comply with other government rules and regulations may harm our business. Our business must comply with local, state, and federal rules and regulations. We believe that we will comply with the rules and regulations with which we are required to comply. If we fail to comply with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

The company may need to raise additional capital. The company expects that through this Regulation Crowdfunding Offering and the 506(c) Offering described in Item (d) and elsewhere in this offering statement, the company will be able to raise an amount of capital that will be sufficient to meet its requirements for the foreseeable future. However, the company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the company will raise any definite amount in this Regulation Crowdfunding Offering. In addition, the company's capital requirements could be greater than currently anticipated. Thus, it is possible that the company would need to raise additional capital to begin, expand, or continue operating its business, and there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the company or its investors, or at all.

The technology that the company is developing could be held to violate intellectual property rights of third parties. Although the company is not aware of any third party rights that are infringed by its existing or contemplated business activities, the company has not performed any freedom to operate analyses, and there is no guarantee that the company will not be sued for infringement by third parties or that the company will not need to modify its technology to avoid infringement.

No tax advice. No representation or warranty of any kind is made by the company or any of its agents or advisors with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR IS HEREBY ADVISED TO SEEK HIS, HER, OR ITS OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

No secondary market for the Crowd Notes (which are defined in Item (m)(1) below). There is no secondary market for the Crowd Notes, nor is a public market expected to develop. Therefore you may be required to retain your Note even under circumstances where it is economically undesirable to do so. You should invest in the Crowd Notes only if you have independent means for providing for your current and future needs and contingencies.

No rating agency opinion or rating. The Crowd Notes have not been submitted to any rating agency to obtain an opinion or rating of the risk of timely collection of principal and interest.

No decision-making power. All decisions with respect to the management of StreetWell will be made exclusively by the Manager (with input from employees). Investors in this Regulation Crowdfunding Offering (the "Crowd Investors") have no right to take part in the management of the company or to vote on any matters affecting the company. Accordingly, you should not invest in the Crowd Notes unless you are willing to entrust all aspects of the management of the company to the Manager.

No guaranteed success. Any continued future success that the company might enjoy will depend upon many factors, including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions and increases in operating costs. These conditions may have a material adverse effect upon our ability to meet our obligations under the Crowd Notes.

Reliance on key persons. Much of the company's success depends on the skills, experience, and performance of its key persons (whose biographies are included in **Exhibit B** filed with the SEC with this offering statement). We currently do not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Our success also depends on our ability to recruit, train, and retain qualified personnel. The loss of the services of any key personnel, or the inability to recruit, train, and retain key personnel may have a material adverse effect on our ability to meet our obligations under the Crowd Notes.

We have no operating history. We have not begun operations or received income. There is no assurance that we will ever produce a profit or revenue. As a new enterprise, we are likely to be subject to risks our management has not anticipated.

The above list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment in the company.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $100,000, and the deadline to reach this amount is March 3, 2020.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,070,000. Oversubscriptions will be allocated on a first-come, first-served basis.

After the minimum portion of our offering is closed as described in Item (g) above, we plan to have additional closings once we have raised the following total amounts until we reach our maximum offering amount or our offering deadline, whichever comes first. Once we meet each of the below amounts, that amount will be closed, and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us.

$300,000 (an additional $200,000 raised)
$600,000 (an additional $300,000 raised)
$900,000 (an additional $600,000 raised
$1,070,000 (maximum target offering amount; an additional $170,000 raised)

(i) A description of the purpose and intended use of the offering proceeds.

StreetWell will use the proceeds of this Regulation Crowdfunding Offering to purchase and renovate economically distressed properties. Below is a more detailed description of our use of proceeds at each milestone described in Item (h) above.

First Milestone: $100,000 (minimum target offering amount)

When StreetWell meets the First Milestone, it plans to use the proceeds to purchase and renovate **one property**.

Second Milestone: $300,000 (an additional $200,000 raised)

When StreetWell reaches the Second Milestone, it plans to use the proceeds to purchase and renovate **two additional properties**.

Third Milestone: $600,000 (an additional $300,000 raised)

When StreetWell reaches the Third Milestone, it plans to use the proceeds to purchase and renovate **three additional properties**.

Fourth Milestone: $900,000 (an additional $600,000 raised)

When StreetWell reaches the Fourth Milestone, it plans to use the proceeds to purchase renovate four additional properties.

Fifth Milestone: $1,070,000 (maximum target offering amount; an additional $170,000 raised)

If StreetWell reaches the Fifth Milestone, it plans for the proceeds to go toward the purchase and renovation of **two additional properties**.

In summary, if the company raises its full maximum target offering amount, it will be able to purchase and renovate a total of approximately 11 properties.

The following is a more detailed estimate of the planned use of proceeds of this offering. It is only an estimate of what the costs will be based on the information we have as of the date of this offering statement. Costs may vary from those listed below.

Line Item	First Milestone ($100,000 raised)	Second Milestone (additional $200,000 raised)	Third Milestone (additional $300,000 raised)	Fourth Milestone (additional $300,000 raised)	Fifth Milestone (additional $170,000) raised)	Total Costs if Maximum Target Offering Amount Raised
Property Purchase	$20,000	$40,000	$60,000	$60,000	$34,000	$214,000
Permits	$1,000	$2,000	$3,000	$3,000	$1,700	$10,700
Appliances	$3,000	$6,000	$9,000	$9,000	$5,100	$32,100
Cabinetry/Countertop	$6,000	$12,000	$18,000	$18,000	$10,200	$64,200
Carpentry	$10,000	$20,000	$30,000	$30,000	$17,000	$107,000
Demolition	$5,000	$10,000	$15,000	$15,000	$8,500	$53,500
Drywall/Surfacing	$3,500	$7,000	$10,500	$10,500	$5,950	$37,450
Electrical	$7,000	$14,000	$21,000	$21,000	$11,900	$74,900
Flooring	$2,500	$5,000	$7,500	$7,500	$4,250	$26,750
HVAC	$12,000	$24,000	$36,000	$36,000	$20,400	$128,400
Landscaping	$600	$1,200	$1,800	$1,800	$1,020	$6,420
Masonry	$1,000	$2,000	$3,000	$3,000	$1,700	$10,700
Metalwork/Welding	$800	$1,600	$2,400	$2,400	$1,360	$8,560
Painting, Exterior	$2,500	$5,000	$7,500	$7,500	$4,250	$26,750
Painting, Interior	$5,000	$10,000	$15,000	$15,000	$8,500	$53,500
Plumbing	$7,000	$14,000	$21,000	$21,000	$11,900	$74,900
Post-construction Clean	$200	$400	$600	$600	$340	$2,140
New blinds, vent covers, and floor vents	$300	$600	$900	$900	$510	$3,210

Roof	$2,000	$4,000	$6,000	$6,000	$3,400	$21,400
Trashout	$100	$200	$300	$300	$170	$1,070
Windows/Doors (Exterior)	$2,500	$5,000	$7,500	$7,500	$4,250	$26,750
Contingency	$8,000.00	$16,000.00	$24,000.00	$24,000.00	$13,600.00	$85,600.00
Total	**$100,000**	**$200,000**	**$300,000**	**$300,000**	**$170,000**	**$1,070,000**

(j) A description of the process to complete the transaction or cancel an investment commitment.

Crowd Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify Crowd Investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close this Regulation Crowdfunding Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of this Regulation Crowdfunding Offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of this Regulation Crowdfunding Offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the

investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to this Regulation Crowdfunding Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company has no outstanding securities. The company is a limited liability company solely owned and managed by the Manager identified in Item (b) above.

The promissory notes offered in this Regulation Crowdfunding Offering (the "Crowd Notes") will have the following principal provisions:

Interest Rate	5% simple interest per annum (computed on the basis of a 365-day year and the number of days actually elapsed).
Annual Interest Payments	Within 90 days following the end of each fiscal year before the Maturity Date, the company shall make a payment of the interest accrued for the most recently ended fiscal year.
Maturity	All unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date.

"Maturity Date" may mean any one of the following: the Original Maturity Date, the First Extended Maturity Date, the Second Extended Maturity Date, the Third Extended Maturity Date, the Fourth Extended Maturity Date, or the Fifth Extended Maturity Date, as each is defined below.

The "Original Maturity Date" shall be December 30, 2024.

The company shall have the option to extend the Maturity Date as follows.

(a) The Original Maturity Date may be extended to a date that is 12 months following the Original Maturity Date (the "First Extended Maturity Date").

(b) The First Extended Maturity Date may be extended to a date that is 12 months following the First Extended Maturity Date (the "Second Extended Maturity Date").

(c) The Second Extended Maturity Date may be extended to a date that is 12 months following the Second Extended Maturity Date (the "Third Extended Maturity Date").

(d) The Third Extended Maturity Date may be extended to a date that is 12 months following the Third Extended Maturity Date (the "Fourth Extended Maturity Date").

(e) the Fourth Extended Maturity Date to a date that is 12 months following the Fourth Extended Maturity Date (the "Fifth Extended Maturity Date").

If the company exercises any of the above options to extend the Maturity Date, the interest rate shall be amended so that it is 3% above the Prime Rate, as defined below (the "New Rate"). The New Rate shall take effect on the day after the most recent Maturity Date (the "Extension Date"). For the purpose of calculating the New Rate, the Prime Rate shall be the prime rate published most recently before the Extension Date.

The company shall provide the Investor with written notice of the company's decision to exercise its option to extend the Maturity Date not less than 45 days prior to the (i) Original Maturity Date, if the extension will be to the First Extended Maturity Date; (ii) the First Extended Maturity Date, if the extension will be to the Second Extended Maturity Date; (iii) the Second Extended

17

Maturity Date, if the extension will be to the Third Extended Maturity Date; (iv) the Third Extended Maturity Date, if the extension will be to the Fourth Extended Maturity Date; and (v) the Fourth Extended Maturity Date, if the extension will be to the Fifth Extended Maturity Date.

Prepayment Rights   The Note may be prepaid without penalty at the company's option.

Subordination   The Note will be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Security   The Note will be unsecured.

Information Rights   Upon request, the company will deliver to the investor unaudited financial statements for the company's most recently ended fiscal year. The company shall have 120 days following the end of each fiscal year to prepare such statements.

Assignment   Either party may assign or transfer their rights and obligations under the Note so long as such assignment complies with all applicable laws and regulations.

Amendment   The Note may be amended by mutual agreement of the parties.

Tax Treatment   Subject to definitive guidance from the Internal Revenue Service or a court of competent jurisdiction to the contrary, and unless prohibited by applicable law, the Crowd Notes will be treated by all parties as equity for U.S. federal income tax purposes.

The above is intended to be only a summary of some of the key terms of the Crowd Notes. The above is not a complete description of the terms of the Crowd Notes. Please see the form of Crowd Note filed with the SEC with this offering statement as **Exhibit D** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit D**.

Crowd Investors will not have voting rights or ownership of the company. The company is owned and managed by its Manager listed in Item (b) above.

The company is offering Crowd Notes in a minimum total amount of $100,000 and a maximum total amount of $1,070,000 in this Regulation Crowdfunding Offering.

The company is conducting a simultaneous offering of promissory notes through the 506(c) Offering (the "506(c) Notes"). The 506(c) Notes have substantially the same terms as the Crowd Notes.

The company has no minimum or maximum offering amount for the 506(c) Notes. The company has not yet sold any 506(c) Notes. The proceeds from the sale of the 506(c) Notes will be used to support all or some of the activities described in Item (d) above.

The rights of the Crowd Notes will not be materially limited, diluted, or qualified by the rights of the 506(c) Notes.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Manager and sole owner has the absolute right to make decisions with respect to the assets of the company. It is possible that the Manager could make a decision that has negative consequences for the company and therefore the Crowd Investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Crowd Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Crowd Investors will have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the Manager. It's possible that the Manager will make a decision—including the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Crowd Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds that are actually distributed to the issuer plus third party escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company does not have any outstanding indebtedness.

(q) A description of exempt offerings conducted within the past three years.

Please see Item (m) for a description of the 506(c) Offering.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion of our financial condition together with our financial statements and the related notes and other financial information included elsewhere in this Regulation Crowdfunding Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors stated elsewhere in this document, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

StreetWell has no operating history.

Funds raised in this Regulation Crowdfunding Offering and/or the 506(c) Offering are necessary for us to begin and sustain the operation of our business.

Once we raise $100,000, we will be able to become operational: the funds will allow us to purchase and renovate one property.

StreetWell's goal is to raise $3,000,000 through this Regulation Crowdfunding Offering and the 506(c) Offering. With the capital it raises, StreetWell will buy, renovate, and rent 20-24 properties over an eighteen month period.

Please see Item (i) for other financial milestones for this Regulation Crowdfunding Offering and the number of properties the proceeds from such offering will allow us to purchase and renovate.

We expect that, once renovated, the properties will average a 20% equity gain by virtue of the renovation itself, and then once rented out will enjoy positive cash flow at capitalization rates in the 5-6% range. This on top of a conservative forecast of 4.5% annual housing appreciation will drive the revenue and gain StreetWell will use to make annual interest payments on the Crowd Notes and 506(c) Notes and to facilitate loan repayment upon note maturity.

StreetWell will only hire and train enough workers and buy enough materials to renovate properties that it has already purchased. This will help ensure that regardless of the amount of capital StreetWell raises, StreetWell's percentage profit and cash flow will remain consistent and StreetWell will be able to make annual interest payments to its investors and repay the total principal amount of the Crowd Notes when due.

We plan to refinance—through a bank loan or a new impact investment round—as part of our strategy for repaying the total principal and any unpaid interest or other amounts due on the Crowd Notes and 506(c) Notes on the due date.

Beyond the proceeds of this Regulation Crowdfunding Offering and the 506(c) Offering, our other sources of capital are the Manager's personal and business savings and lines of credit.

We plan to use the proceeds of this Regulation Crowdfunding Offering immediately.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the

issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit E**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report will be posted at www.streetwell.info/investors by April 30, 2021.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this Regulation Crowdfunding Offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

Exhibits List

Exhibit A: Executive Summary
Exhibit B: Crowdfunding Page Text
Exhibit C: Crowdfunding Video Script
Exhibit D: Form of Crowd Note
Exhibit E: Reviewed Financial Statements